Exhibit (m)(27)

PERSHING LLC
One Pershing Plaza
Jersey City, NJ 07399

RECORDKEEPING AGREEMENT

This Recordkeeping Agreement (the “Agreement”) is made effective as of the 20th day of October, 2016, by and between GMO Series Trust (the “Trust”) an investment company with multiple series (each a “Fund”) and together the “Funds”) registered under the Investment Company Act of 1940, as amended, and organized as a Massachusetts business trust, (the “Trust”), and Pershing LLC (“Recordkeeping Agent”), a Delaware limited liability company.

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company and each fund currently offers shares of beneficial interest (the “Shares”) for public sale;

WHEREAS, Recordkeeping Agentfunctions primarily as a clearing agent for introducing broker dealers (“IBDs”) and in such capacity performs traditional operational functions, including execution and clearance of trades and holding Clients’ funds and securities; and

WHEREAS, each of Recordkeeping Agent’s IBDs has made a written representation to Recordkeeping Agent that it has entered into selling agreements directly with the issuers of mutual fund shares, the terms and conditions of which are not materially inconsistent with those contained in this Agreement;

WHEREAS, the Recordkeeping Agent will perform certain recordkeeping and other administrative services (“Recordkeeping Services”) for each Sub-Account (as defined below), including holding cilent funds and securities, and acquiring and disposing of Shares in response to instructions from its Clients or their designated representatives; and

WHEREAS, each party wishes to have such services performed pursuant to the terms and conditions as set forth herein;

NOW THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

1.       Recordkeeping Services

Recordkeeping Agent shall provide, or cause to be provided, the following Recordkeeping Services:

a)       Sub-Accounting. Recordkeeping Agent will maintain sub-accounts (each a “Sub-Account” and collectively the “Sub-Accounts”) for Clients of its IBDs with respect to Shares held by Recordkeeping Agent on behalf of Clients through one or more omnibus or master accounts in each Fund (individually an “Account” and collectively, the “Accounts”). Recordkeeping Agent will reconcile the balances and transactions in the Accounts with the Sub- Accounts on each Business Day (defined as any day which the New York Stock Exchange is open for trading unless otherwise stated in the Trust’s then-current prospectus).

b)         Processing purchase and redemption orders. Recordkeeping Agent will receive and process, from IBDs, any purchase, redemption or exchange orders in the Shares in individual transactions through the Accounts on each Business Day in accordance with the guidelines set forth in Exhibit A of this Agreement. Recordkeeping Agent represents and warrants that each agreement with an IBD requires that orders submitted for trade on any Business Day have been received prior to the Close of Trading.

c)         Providing Client confirmations and Sub-Account statements. Recordkeeping Agent will prepare, or cause to be prepared, and deliver, or cause to be delivered, to Clients, statements showing such Client’s Share activity in their Sub-Account in accordance with applicable law. Recordkeeping Agent agrees to send confirmations of executed transactions to Clients as required by Rule 10b-10 of the Securities Exchange Act of 1934 when contracted to do so by the applicable IBD. If not so contracted, Fund Agent agrees to hold the applicable IBD responsible for delivering the confirmation to the applicable Client in accordance with said Rule.

d)         Processing distribution payments. Upon payment by the Funds of any distribution to Shareholders, Recordkeeping Agent will process and pay to Clients their respective share of such distribution.

e)         Forwarding shareholder communications. With respect to any Shares, “Disclosure Documents” shall mean the Prospectus, the Fund’s annual or semi-annual reports, proxy materials for Shareholder meetings and tax notices. Trust agrees to supply Recordkeeping Agent, or its designated agent(s), at Trust’s own expense, with sufficient copies of the Disclosure Documents and it shall do so in a timely manner so that Recordkeeping Agent can comply with applicable laws and regulations regarding the timely delivery of such materials to Clients. Recordkeeping Agent agrees to forward, or cause to be forwarded, to Clients that are Shareholders all such Disclosure Documents upon the written request of Trust. Trust agrees to bear all costs associated with the delivery of such documents.

f)         Tax Reporting. Recordkeeping Agent shall provide to any Client that is a Shareholder, and shall file with the Internal Revenue Service, and any applicable state or local tax authority, all forms, reports, certificates or other documents required by law with respect to any distributions or transactions involving Shares held in any Sub-Account. Recordkeeping Agent, or the applicable IBD on its behalf, shall obtain the taxpayer identification number certification from Clients required under the Internal Revenue Code and shall withhold and pay to the Internal Revenue Service or other appropriate authority any backup withholding required from any of its clients.

g)         Establishing of Accounts. Trust will establish or cause to be established Account(s) in Recordkeeping Agent’s name, or such other name as Recordkeeping Agent shall specify, in each Fund and class of Shares for which Recordkeeping Agent maintains any Sub- Accounts. Trust will provide Recordkeeping Agent with the following for each Account:

(i)	the net asset value (“NAV”) per Share on each day for which an NAV is calculated in accordance with each Fund’s Prospectus;

(ii)	confirmations of all transactions in each Account on each day on which any Fund is open for trading;

(iii)	the amount and ex-date of any dividends declared on Shares held in the Account by 7:00 p.m. Eastern Time on ex-date and, in the case of income Funds, the daily accrual factor (mil rate) for the Shares on each day such rate is applicable;

(iv)	Such Fund level tax information reasonably necessary to permit Recordkeeping Agent to prepare any tax reports required by Section 1(f)

2.         Recordkeeping Fees

a)         During the term of this Agreement, Recordkeeping Agent will be entitled to receive Fees paid by Trust on behalf of each Fund as set forth in Section 2(b) of this Agreement. The Trust’s adminitrator, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) shall pay any amounts owed to Recordkeeping Agent on a monthly basis, but no later than ten (10) business days after the last business day of the month.

b)         Recordkeeping Agent shall be paid within ten (10) business days recordkeeping fees (“Recordkeeping Fees”) at the rates set forth below.

(i)	For funds listed in Schedule 1 of this Agreement, an amount computed at an annual rate of 12 basis points on all non-FundVest assets maintained by Recordkeeping Agent.

c)         In connection with the payment of Recordkeeping Fees, Recordkeeping Agent shall provide to GMO an invoice on a monthly basis.

d)         Trust shall have the right to conduct a review of Recordkeeping Agent’s books and records relating to any invoice upon reasonable written request to Recordkeeping Agent. Such books and records shall be made available to Trust for the purpose of conducting said review during reasonable business hours. If such review establishes that the actual fees owing to Recordkeeping Agent are more or less than the amount reflected on the invoice being audited, such amount shall be credited to Recordkeeping Agent or Trust, as the case may be, by no later than ten (10) business days after the completion of such review.

e)         Except as specifically provided for herein, all Recordkeeping Services will be performed at Recordkeeping Agent’s expense, provided that Recordkeeping Agent shall not have to pay the cost of producing or distributing Disclosure Documents.

3.         Nature of Recordkeeping Services

a)         The parties agree that the payment of Recordkeeping Fees is for Recordkeeping Services only, is not primarily intended to result in the sale of Fund Shares and is not for investment advisory, distribution, trustee or custodial services or for any other kind of services.

b)         Recordkeeping Agent will not be performing any of the transfer agency functions set forth in Section 3(a)(25) of the 1934 Act. As such, Recordkeeping Agent’s Sub-Accounts do not constitute the Fund’s records and any errors in the Sub-Account are Recordkeeping Agent’s responsibility. With respect to transactions in the Accounts and Shares held in Sub-Accounts, Trust, the Funds’ transfer agent(s), and the Funds will act only on instructions given by Recordkeeping Agent and not on instructions of any Clients or any other individuals or entities purporting to have beneficial ownership of any Shares held in the Account.

4.         Representations, Warranties, and Covenants

a)         Each party represents and warrants to the other party that:

(i)	Status. It is a corporation, limited liability company, partnership or other entity, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized and that the execution, delivery and performance under this Agreement has been duly authorized

(ii)	Organizational Powers. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance

(iii)	No Violation or Conflict. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any contractual restriction binding on or affecting it.

(iv)	Obligations Binding. Its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or law).

(v)	Compliance with Laws. It will comply with all applicable laws and orders to which it may be subject if failure to do so would materially impair its ability to perform its obligations under this Agreement.

(vi)	Party Names. Neither party will use the name of the other party in any manner without the other party’s written consent, except as required by any applicable federal or state law, rule or regulation, and except pursuant to any mutually agreed upon promotional programs.

b)         Recordkeeping Agent represents and warrants that:

(i)	Client Account. Recordkeeping Agent holds all Shares in any Account on behalf of Clients and not on its own behalf.

(ii)	Disclosure. Recordkeeping Agent will not make any representations concerning any Shares other than those contained in the Disclosure Documents of the applicable Fund.

(iii)	Internal Controls. Recordkeeping Agent will forward for processing on each day only those Instructions properly received by Recordkeeping Agent for the account of Clients prior to the Close of Trading (defined as 4:00 p.m. Eastern Time on any day the New York Stock Exchange is open for business). Recordkeeping Agent has, and will maintain at all times during the term of this Agreement, appropriate internal controls for the segregation of Instructions received prior to the Close of Trading on any Business Day, from Instructions received after the Close of Trading on any Business Day, as and to the extent required by applicable SEC no-action letters, and/or other applicable authority.

(iv)	Review. Recordkeeping Agent agrees to cooperate fully with any and all efforts by Trust and/or the Funds to assure themselves that Recordkeeping Agent has implemented effective compliance policies and procedures administered by qualified personnel including, without limitation: (i) providing Trust and/or the Funds the Investment Company Institute’s Financial Intermediary Controls and Compliance Assessment document on an annual basis in order to provide assurance to Trust and/or the Funds that Recordkeeping Agent is meeting its obligations from a regulatory and operational perspective in its role as Recordkeeping Agent (ii) providing Trust and/or the Funds with periodic and special reports containing transaction details as Trust or Trust’s agents may reasonably request in the event of compliance problems; (iii) providing Trust and/or the Funds with such certifications as they may require on a periodic basis; (iv) making Recordkeeping Agent’s personnel available for due diligence review should such review be necessary or appropriate, in the reasonable judgment of Recordkeeper; and (vi) maintaining and preserving all records necessary to demonstrate compliance with the terms of this Agreement, including records demonstrating the time when each order for purchases and redemptions of Fund shares contemplated by this Agreement was received by Recordkeeping Agent.

(v)	FINRA. it is a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”); it shall comply with all applicable rules and regulations thereunder; and it agrees to promptly notify the Trust in writing in the event such membership is suspended or terminated;

(vi)	Registration. it is a broker-dealer properly registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and

Dealer Agreement. each IBD for which it submits purchase or exchange orders is required to maintain an active dealer/selling agreement directly with Fund Agent and in the event that shares are held by Recordkeeping Agenton behalf of an IBD and the IBD does not maintain an active dealer/selling agreement directly with Fund Agent, such IBD will be limited to only holding Fund shares. In such case Recordkeeping Agentwill not submit any orders except redemption orders on behalf of such IBD, and Recordkeeping Agentwill reject all other orders from such IBD.

c)         Trust represents that:

(i)	Authorized Instructions. Trust understands and agrees that with respect to any purchase orders, redemption and exchange requests communicated to Trust by Recordkeeping Agent for an Account (“Instructions”) with respect to Shares held in the Sub-Accounts, Recordkeeping Agent reserves the right to rely on its agreements with IBDs which, in all cases, require IBDs to represent that their Clients have granted them the full power, right and authority to effect transactions on their behalf.

(ii)	Stop Order. it shall notify Recordkeeping Agent on behalf of the Funds of any stop order with respect to the offering of Shares and of any other action or circumstance that may prevent the lawful sale of Shares in any state or jurisdiction;

(iii)	Fund Documents. it shall supply Recordkeeping Agent, or Recordkeeping Agent’s designated agent(s), at Trust’s own expense, with sufficient copies of the prospectus, annual reports, interim reports, proxy solicitation materials and any such other information and materials upon the request of the Recordkeeping Agent or Recordkeeping Agent’s designated agent(s).

(iv)	Funds Registration. the Shares are duly registered with the U.S. Securities and Exchange Commission (“SEC”) pursuant to applicable laws; and

(v)	Prospectus. there are no material misstatements or omissions to state a material fact in the then-current Fund Prospectus or Statement of Additional Information (collectively, the “Prospectus”) necessary in order to make the statements made therein not misleading.

5.         Maintenance of Records

a)         Each of the parties to this Agreement shall maintain and preserve all records as required by law to be maintained and preserved in connection with this Agreement. Upon the reasonable written request of Trust, Recordkeeping Agent will provide copies of all records relating to the Funds as may reasonably be requested to enable the Funds or their representatives to: (i) respond to the directors/trustees requests for information; (ii) monitor and review the services provided under this Agreement; or (iii) comply with any request of a governmental body or self-regulatory organization. Recordkeeping Agent will provide Trust with access to the books and records in its possession relating to the Sub-Accounts upon reasonable prior written notice during Recordkeeping Agent’s normal business hours.

6.         Indemnification

(a)        In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of Trust or the Funds, and their respective affiliates, officers, directors, agents, controlling persons or employees (each a “Fund Indemnified Party”), Recordkeeping Agent agrees to indemnify each Fund Indemnified Party from and against any and all claims, demands, liabilities (including the amount of any resulting dilution in a Fund’s net asset value) and reasonable expenses (including reasonable attorneys’ fees) (“Losses”) which any Fund Indemnified Party may incur arising from, related to, or otherwise connected with (i) any material breach by Recordkeeping Agent of any provision of this Agreement, (ii) any failure by Recordkeeping Agent to comply with applicable laws in connection with activities performed under this Agreement, (iii) any unauthorized representation made by the Recordkeeping Agent concerning an investment in Fund Shares, or (iv) any inaccurate data provided via the NSCC. In no event shall Recordkeeping Agent be liable to Trust for special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with any event described above.

(b)       In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of Recordkeeping Agent and its affiliates, officers, directors, representatives, agents, controlling persons or employees (each a “Recordkeeping Agent Indemnified Party”). Trust, and the Funds agree to indemnify each Recordkeeping Agent Indemnified Party from and against any and all Losses which any Recordkeeping Agent Indemnified Party may incur arising from, related to, or otherwise connected with, (i) any material breach by Trust or any Fund of any provision of this Agreement, (ii) any failure by fund Agent to comply with applicable laws in connection with activities performed under this Agreement, (iii) any untrue statement of a material fact set forth in a Fund’s Prospectus or omission to state a material fact required to be stated therein to make the statements therein, in ilght of the circumstaces under which they were made, not misleading or any untrue statement of a material fact or omission to state a material fact required to be stated therein to make the statements therein, in ilght of the circumstances under which they were made, not misleading in any supplemental sales material provided to Recordkeeping Agentor its designated agent(s) by Trust or Fund (and used by Recordkeeping Agenton the terms and for the period specified by Trust or Fund or stated in such material) and (iv) any inaccurate data provided via NSCC’s Mutual Fund Profile II. In no event shall Trust be liable to Recordkeeping Agent for special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with any such breach.

a)         Fund Agent and each Fund each understand and agree that each IBD, and not Recordkeeping Agent, is responsible for determining the suitability of Shares and sales practice issues as related to an investment for a Client and the Recordkeeping Agent disclaims any obligation to evaluate such suitability and sales practice issues. Fund Agent and each Fund each understand and agree that each IBD, and not Recordkeeping Agentis responsible for determining the timely acceptance of order, to purchase and redeem Shares, for compliance with the Forward Pricing Rule and for transmission of such orders to Recordkeeping Agentin a timely manner.

(c)        The parties’ agreement in this Paragraph to indemnify each other is conditioned upon the party entitled to indemnification (“Claimant”) giving written notice to the party required to provide indemnification (“Indemnifier”) promptly after the summons or other first legal process for any claim as to which indemnity may be sought is served on the Claimant. The Claimant will permit the Indemnifier to assume the defense of any such claim or any litigation resulting from it, provided that Indemnifier’s counsel that is conducting the defense of such claim or litigation will have been approved by the Claimant (which approval will not unreasonably be withheld), and that the Claimant may participate in such defense at its expense. The failure of the Claimant to give notice as provided in this subparagraph (c) will not relieve the Indemnifier from any liability other than its indemnity obligation under this Section 6. No Indemnifier, in the defense of any such claim or litigation, will, without the consent of the Claimant, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term the giving by the alleging party or plaintiff to the Claimant of a release from all liability in respect to such claim or litigation.

(d)        The provisions of this Section will survive the termination of this Agreement.

7.         Anti-Money Laundering

(a)        Each party to this Agreement acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each party represents and warrants to the other that it is in compliance and will continue to comply with the AML Acts and applicable rules thereunder (the “AML Laws”), including FINRA Conduct Rule 3310, in all relevant respects.

(b)        Trust and The Funds acknowledge that Recordkeeping Agent, in its role as a Recordkeeping Agent, carries accounts for IBDs. Recordkeeping Agent represents and warrants to the Trust and the Funds that it: (i) has written anti-money laundering procedures consistent with its role as a Recordkeeping Agent, (ii) will cooperate with the Trust and the Funds and provide information and reports to the Trust’s or Fund Company’s designated compliance officer, when reasonably requested in writing from time to time, (iii) will provide information and reports relating to its anti-money laundering program to federal examiners as may be requested, and (iv) will reasonably assure itself that IBDs have acknowledged their responsibility to “know your client”; have appropriate tools to detect suspicious transactions; will cooperate with the Trust and the Funds in the Trust’s, the Fund’s and the IBD’s joint efforts to detect money laundering or terrorist funding; and have tools to abide by USA PATRIOT Act including: section 312 (private banking), section 313 (shell banks), section 319 (foreign bank ownership), section 326 (client identification and verification) and all other AML Laws or AML acts.

8.         Privacy Policy

a)         The parties acknowledge to each other:

(i)	the SEC has adopted Regulation S-P at 17 CFR Part 248 to protect the privacy of individuals who obtain a financial product or service for personal, family or household use;

(ii)	Regulation S-P permits financial dealers, such as Recordkeeping Agent and Trust, to disclose “nonpublic personal information” (“NPI”) of its “clients” or “consumers” (as those terms are therein defined in Regulation S-P) to affiliated and non affiliated third parties, without giving such clients and consumers the ability to opt out of such disclosure, for the limited purposes of processing and servicing transactions (17 CFR § 248.14); for specified law enforcement and miscellaneous purposes (17 CFR § 248.15); and to service providers or in connection with joint marketing arrangements (17 CFR § 248.13);

(iii)	Regulation S-P provides that the right of a client and consumer to opt out of having his or her NPI disclosed pursuant to 17 CFR § 248.7 and 17 CFR § 248.10 does not apply when the NPI is disclosed to service providers or in connection with joint marketing arrangements, provided the Recordkeeping Agent and third party enter into a contractual agreement that prohibits the third party from disclosing or using the information other than to carry out the purposes for which the Recordkeeoing Agent disclosed the information (17 CFR § 248.13);

(iv)	NPI of Recordkeeping Agents’ consumers and clients and of consumers and clients of IBDs that have no independent client relationship with Trust may be disclosed to Trust during the term of this Agreement (“Recordkeeping Agent Client NPI”);

(v)	Recordkeeping Agent Client NPI is not the property of Trust or any of the Funds;

(vi)	certain consumers and clients of Recordkeeping Agent or its IBDs may also be consumers and clients of Trust as fully-disclosed shareholders of the Funds (“Joint Client”); and

(vii)	NPI of Joint Clients may be disclosed and exchanged during the term of this Agreement (“Joint Client NPI”).

b)         Each party hereby covenants that any Client NPI which a party receives from the other will be subject to the following limitations and restrictions:

(i)	Each party may redisclose Joint Client NPI to its own affiliates, who will be limited by the same disclosure and use restrictions that are imposed on the parties under this Agreement; and

(ii)	Each party may redisclose and use Joint Client NPI only as necessary in the ordinary course of business to provide the services identified in the Agreement except as permitted under Regulation S-P and as required by any applicable federal or state law, unless they are compelled to do so by a third party subpoena, regulatory inquiry or court order.

c)         Trust covenants that it:

(i)	may redisclose Recordkeeping Agent Client NPI to its own affiliates, who will be limited by the same disclosure and use restrictions that are imposed on Trust under this Agreement;

(ii)	may redisclose and use Recordkeeping Agent Client NPI only as necessary in the ordinary course of business to provide the services identified in this Agreement and to third-party service providers as permitted under Regulation S-P and as required by any applicable federal or state law, unless they are compelled to do so by a third party subpoena, regulatory inquiry or court order; and

(iii)	may use Recordkeeping Agent Client NPI for any purpose if it is legally obtained in a manner other than from Recordkeeping Agent.

(d)       Each party represents and warrants that, in accordance with 17 CFR § 248.30, it has implemented, and will continue to carry out for the term of the Agreement, policies and procedures reasonably designed to:

(i)	Ensure the security and confidentiality of records and consumers’ and clients’ NPI;

(ii)	Protect against any anticipated threats or hazards to the security or integrity of consumer and client records and NPI; and

(iii)	Protect against unauthorized access or use of such consumer and client records or NPI that could result in substantial harm or inconvenience to any consumer or client.

(e)       The provisions of this Section 7 shall survive the termination of the Agreement.

9.         Notices

(a)        Except as otherwise specifically provided in this Agreement, all notices required or permitted to be given under this Agreement shall be in writing and delivered by personal delivery or by postage prepaid, registered or certified United States first class mail, return receipt requested, overnight courier services, or by fax or e-mail (with a confirming copy by mail).

(b)       Unless otherwise notified in writing, all notices to Trust will be given or sent to:

Grantham, Mayo, Van Otterloo & Co. LLC

40 Rowes Wharf

Boston, MA 02110

Attention: DC Operations

With a copy to the attention of: General Counsel, at the address above.

(c)       Unless otherwise notified in writing, all notices to Recordkeeping Agent will be given or sent to it at its address shown on the signature page to this Agreement, with a duplicate copy to the Office of the General Counsel at the same address.

(d)       Notice to each Fund shall be sent to the address indicated on the signature page(s) hereto.

10.       Assignments and No Third-Party Rights

(a)       This Agreement may not be assigned or subcontracted by either party, without the prior written consent of the other party, except that: (i) either party may assign or subcontract this Agreement to an affiliate having the same ultimate ownership as the assigning or subcontracting party; and (ii) Trust may, on behalf of the Funds, instruct the Funds’ service providers, including without limitation the transfer agent, to discharge some or all of its obligations hereunder, in either case without such consent. Subject to the preceding, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of successors, permitted assigns, and subcontractors of the parties. In no event shall Trust or the Funds be obligated to make any payment under this Agreement to any person other than Recordkeeping Agent.

(b)       Nothing expressed or referred to in this Agreement shall be construed to give anyone other than the parties to this Agreement (including the Funds) any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. Except with respect to Section 6 “Indemnification”, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement (including the Funds) and their successors, permitted assigns, and subcontractors.

11.       Non-Exclusivity

Trust and each Fund acknowledges and agrees that Recordkeeping Agent may enter into agreements similar to this Agreement with other mutual funds and transfer agents. Recordkeeping Agent acknowledges and agrees that Trust and the Funds may enter into Agreements similar to this Agreement with other financial recordkeeping agents, securities brokers and dealers, recordkeepers and other organizations providing Recordkeeping Services to their clients.

12.       Blue Sky

Trust shall inform Recordkeeping Agentelectronically via Mutual Fund Profile II on a current and continuous basis as to the states and jurisdictions in which the Shares are registered for sale or are exempt from such registration and Recordkeeping Agentshall be entitled to rely on such information as current and accurate. Trust has no responsibility to register the Shares for sale or make the Shares available for sale in any state or jurisdiction and is not responsible for the issuance, form, validity, enforceability or value of the Fund Shares. Recordkeeping Agentshall advise Trust, on each transaction processed through Fund/SERV, as to the state or jurisdiction in which the Client resides and Trust, or Trust’s agent, not Recordkeeping Agent, shall be responsible for rejecting transactions originating in the states or jurisdictions in which the Shares are not qualified for sale.

13.       Frequent Trading

As among the Client, the IBD, the Funds, and the Trust, each shall have access to: (i) Client account numbers, (ii) an IBD identifier, (iii) an investment professional identifier, and (iv) tax identification numbers on transactions and the amounts and dates of those transactions; transmitted by the Recordkeeping Agentto the Trust. Recordkeeping Agentshall abide by written instructions to block accounts from trading in Shares at the written request of the Trust, a Fund, or an IBD in order to assist such party in preventing market timing.

14.       Purchase Discounts and Compensation

Recordkeeping Agent acknowledges that the Funds are authorized to make payments for, among other things, sub-transfer agency, recordkeeping and related administrative services pursuant to plans adopted pursuant to Rule 12b-l under the 1940 Act (the “Plan”), as set forth on Schedule 1 hereto. In the event that a Fund’s Plan is terminated, suspended, or modified for any reason in a manner that reduces or eliminates the amounts payable thereunder (including a termination of a Plan or authorization to pay any amount) the fee rate owed to Recordkeeping Agent pursuant to this Agreement shall be reduced by the same amount (but shall not be reduced below 0.00%). This provision shall survive termination of this Agreement and shall be deemed to supersede any contrary terms in this Agreement and any and all exhibits, addenda, schedules and attachments hereto. The parties hereto acknowledge that any payments made pursuant to this Agreement, whether in comiection with a Plan or otherwise, represent compensation for administrative and sub-recordkeeping services described in the Addendum(s) to this agreement and not for distribution services provided to GMO, to the Trust or to a Fund.

15.       Force Majeure

If any Party is unable to carry out any of its obligations under this Agreement because of conditions beyond its reasonable control, including, but not limited to, acts of war or terrorism, work stoppages, fire, civil disobedience, delays associated with hardware malfunction or availability, riots, rebellions, storms, electrical failures, acts of God, and similar occurrences (“Force Majeure”), this Agreement will remain in effect and the non-performing party’s obligations shall be suspended without liability for a period equal to the period of the continuing Force Majeure (which such period shall not exceed twenty-one (21) calendar days), provided that:

(i)	the non-performing party gives the other parties prompt written notice describing the Force Majeure, including the nature of the occurrence and its expected duration and, where reasonably practicable, continues to furnish regular reports with respect thereto during the period of Force Majeure;

(ii)	the suspension of obligations is of no greater scope and of no longer duration than is required by the Force Majeure;

(iii)	no obligations of either party that accrued before the Force Majeure are excused as a result of the Force Majeure; and

(iv)	the non-performing Party uses all reasonable efforts to remedy its inability to perform as quickly as possible.

16.       Amendment

This Agreement may be amended, only in writing and signed by each party except for the addition of any new fund or share class to the platform which can be completed with the submission of an updated Schedule 1 by Trust. Recordkeeping Agent has no responsibility to make available any or all of the Funds listed on Schedule 1.

17.       Termination

(a)       This Agreement may be terminated as follows:

(i)	upon a material breach by any party immediately after each party other than the terminating party receives receipt of written notice thereof from the terminating party;

(ii)	either party hereto files a petition for bankruptcy;

(iii)	the Recordkeeping Agent’s registration as a broker-dealer with the SEC is suspended or revoked;

(iv)	Recordkeeping Agent’s FINRA membership is suspended or revoked;

(v)	an application for a protective decree under the provisions of the Securities Investor Protection Act of 1970 is filed against the Recordkeeping Agent;

(vi)	the Management Agreement between the GMOand a particular Fund is terminated; and

(vii)	by any party without cause by giving each party at least sixty (60) days written notice of its intention to terminate.

(b)       The termination of this Agreement with respect to any one Fund or class of Shares of any Fund will not cause the Agreement’s termination with respect to any other Fund or class of Shares.

(c)       Trust and Recordkeeping Agent understand and agrees that should Trust make payments to Recordkeeping Agent following an event which causes immediate termination of this Agreement, Trust agrees to notify Recordkeeping Agent of such payment in writing and Recordkeeping Agent agrees to promptly return such payments to Trust.

18.       Governing Law

This Agreement shall be construed in accordance with the laws (without regard, however, to conflicts of law principles) of the State of New York, provided that no provision shall be construed in a manner not consistent with the 1940 Act or any rule or regulation thereunder.

19.       Arbitration

Any dispute arising out of or relating to this Agreement, or any applicable addendum or supplement hereto, or any breach thereof, shall be settled by arbitration in accordance with the then existing FINRA Code of Arbitration Procedure. Any arbitration shall be conducted in New York, New York, and each arbitrator shall be from the securities industry. The decision of the arbitrators shall be binding and final judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The award may allocate attorneys’ fees and arbitration costs between the parties.

20.       Miscellaneous

(a)       The parties hereto accept, acknowledge, and will abide by the Operational Guidelines as Exhibit A to this Agreement.

(b)       This Agreement will become effective as of the date first indicated above when fully executed originals are in the possession of each of the parties hereto.

(c)       This Agreement supersedes any and all prior agreements or understandings, written or oral, between the parties with respect to its subject matter, other than the Operating Agreement and any applicable Agreements thereto and constitutes (along with its Schedules and Exhibits) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

(d)       Except as specifically provided for in this Agreement no party may assume, create or incur any liability of any kind, express or implied, against, in the name of or on behalf of another party with respect to the subject matter herein described.

(e)       This Agreement may be executed by different parties on separate counterparts, each of which, when so executed and delivered, shall be an original, and all such counterparts shall together constitute one and the same instrument.

(f)       If any provision of this Agreement is held invalid or unenforceable, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(g)       This Agreement, when fully executed and effective, shall be enforceable against each party in accordance with its terms and conditions.

(h)       With respect to the subject matter herein described, no party shall be under any liability to any other except for what is expressly assumed in this Agreement, the Operating Agreement or another applicable Agreement thereto, or pursuant to applicable law.

(i)       Waiver by a party of a breach of any provision of this Agreement does not constitute waiver or any subsequent breach of that or any other provision.

(j)       IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth below by a duly authorized officer of each party.

GMO Series Trust*

By:	/s/ Kevin M. O’Brien

Name:	Kevin O’Brien
Title:	Vice President

*GMO Series Trust is a Massachusetts business trust and a copy of the Agreement and Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. Notice is hereby given that this Agreement is executed on behalf of the Trustees of GMO Series Trust as Trustees and not individually, and that the obligations of or arising out of this Agreement with respect to each series of GMO Series Trust are not binding upon any of the Trustees or shareholders individually, but are binding upon the assets and property of that series.

Solely with respect to Section 14: Grantham,

Mayo, Van Otterloo & Co. LLC**

By:	/s/ Heather Schirmer Mahoney

Name:	Heather Schirmer Mahoney
Title:	Chief of Staff to CEO

** This Agreement is executed on behalf of GMO by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon the Investment Manager and its assets. A Certificate of Organization of GMO is on file with the Secretary of State of The Commonwealth of Massachusetts.

Date:

PERSHING LLC

By:	/s/ Michael P. Doyle

Name:	Michael P. Doyle
Title:	Managing Director
Date:	10/27/16
Address:	One Pershing Plaza
Jersey City, NJ 07399

Schedule 1 to Agreement
Dated as of October 20, 2016

Fund Names	CUSIP	Symbol

GMO Emerging Country Debt Series Fund	380131 18 5

(THIS LANGUAGE SHOULD REMAIN WITHIN THIS SECTION)

Unless otherwise indicated in writing, all additions to the existing classes or family of funds, either through new offerings or acquisition, will automatically fall under the rules established by this Recordkeeping Agreement and not require an amendment signed by both parties.

Schedule 2 - Billing Information

Please provide billing contact information.

Name	Shareholder Services

Firm	GMO

Address	40 Rowes Wharf Boston, MA 02110

E-mail	shs@gmo.com; accountspayable@gmo.com

Exhibit A to Agreement
OPERATIONAL GUIDELINES

(a)       Recordkeeping Agent will, receive instructions for the Sub-Accounts from its IBDs prior to the Close of Trading on each Business Day. Recordkeeping Agent will, upon its acceptance of any such instructions, communicate such acceptance to the Sub-Accounts.

(b)       Recordkeeping Agent or its designee will communicate to Trust, by means of electronic transmission or other mutually acceptable means, a report of the trading activity of each Account in any of the Funds for the most recent Business Day. To the extent that each of the parties is a member of, and/or has access to, the National Securities Clearing Corporation’s (“NSCC”) systems and services, including Fund/SERV and Networking, the parties agree to utilize such services for all transactions contemplated hereunder and agree that all such dealings and transactions shall be processed in accordance with, and governed by, the NSCC’s Rules and Procedures (as the same may be amended from time to time) and the Networking Agreement executed by each such party. In the event of the unavailability of the NSCC at any time, the following procedures will apply:

(i)	Trust shall use its best efforts to provide information to Recordkeeping Agent by means of electronic transmission or other mutually acceptable means by 7:00 p.m. Eastern Time on each Business Day.

(ii)	Recordkeeping Agent or its designee will communicate to Trust, by means of electronic transmission or other mutually acceptable means, a report of the trading activity of each Account in any of the Funds for the most recent Business Day (“Trade Date”) on the Business Day following the Trade Date (“Settlement Date”) by 8:30 a.m. Eastern Time.

(iii)	In the event there is a non-NSCC purchase for an Account in any Fund, Recordkeeping Agent or its designee will exercise its best efforts to direct wire payment in the dollar amount of the net purchase to be received by Trust by 12:00 p.m. Eastern Time on the Settlement Date.

(iv)	In the event there is a non-NSCC redemption by an Account in any Fund, Trust will wire the redemption proceeds by 2:00 p.m. Eastern Time to the Account’s custodial account, or to the designated depository for an Account, specified by Recordkeeping Agent or its designee; provided, however that the Trust may extend settlement and remit proceeds pursuant to the then-current prospectus.

(v)	If the dollar amount of the redemption proceeds wired by Trust exceeds the amount that should have been transmitted, Recordkeeping Agent will use its best efforts to have such excess amount returned to Trust as soon as possible.

(c)       All wire payments referenced in this Agreement shall be transmitted via the Federal Reserve Wire Transfer System. Notwithstanding any other provision of this Agreement, in the event that the Federal Reserve Wire Transfer System is closed on any Business Day, the monetary transfer duties of Trust, Recordkeeping Agent, and their designees under these Operational Guidelines shall be suspended, and shall resume on the next Business Day that the

Federal Reserve Wire Transfer System is open as if such period of suspension had not occurred. The parties agree to comply with the guidelines set forth in section (b) hereof when the Federal Reserve Wire System is next open.

(d)       In the event (1) a Fund is required (under the then prevailing pricing error guidelines of the Fund) to recalculate purchases and redemptions of Shares held in an Account due to an error in calculating the net asset value of such class of Shares (a “NAV Error”) or (2) there is a dividend rate error with respect to any Fund held in an Account (a “Rate Error”; Rate Error and NAV Error individually and collectively shall be referred to as a “Pricing Error”):

(i)	Trust shall promptly notify Recordkeeping Agent in writing of the Pricing Error, which written notice shall identify the class of Shares, the Business Day(s) on which the Pricing Error(s) occurred and the corrected net asset value of the Shares on each Business Day.

(ii)	Upon such notification, Recordkeeping Agent shall promptly determine, for all Sub-Accounts which purchased or redeemed Shares on each Business Day on which a Pricing Error occurred, the correct number of Shares purchased or redeemed for the Sub-account. Following such determination, the Recordkeeping Agent shall notify Trust of the net changes in transactions for the relevant Account and Trust shall adjust the Account accordingly.

(iii)	If, after taking into account the adjustments required by subparagraph (d)(ii), Recordkeeping Agent determines that some Sub-Account clients were still entitled to additional redemption proceeds (a “Redemption Shortfall”), it shall notify Trust of the aggregate amount of the Redemption Shortfalls and provide supporting documentation for such amount. Upon receipt of such documentation, Trust will cause the relevant Fund to remit to Recordkeeping Agent additional redemption proceeds in the amount of such Redemption Shortfalls and Recordkeeping Agent will apply such funds to payment of the Redemption Shortfalls.

(iv)	If, after taking into account the adjustments required by subparagraph (d)(ii), Recordkeeping Agent determines that a Sub-Account client still received excess redemption proceeds (a “Redemption Overage”), Recordkeeping Agent shall use its best efforts to collect the balance of such Redemption Overage from such Sub-Account client. In no event, however, shall Recordkeeping Agent be liable to Trust or any Fund for any Redemption Overage. Nothing in this subparagraph (d) shall be deemed to limit the right of any Fund to recover any Redemption Overage directly or to be indemnified by any party for losses arising from a Pricing Error.

Exhibit A to Agreement

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